As filed with the U.S. Securities and Exchange Commission on October 4, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Weiss Strategic Interval Fund

Address of Principal Business Office (No. and Street, City, State and Zip Code):

320 Park Avenue, 20th Floor

New York, New York 10022

Telephone Number (including area code): (212) 415-4500

Name and address of agent for service of process:

Corporation Service Company

250 Little Falls Drive

Wilmington, Delaware 19808

COPY TO:

Jeffrey Dillabough, General Counsel

Weiss Multi-Strategy Advisers LLC

320 Park Avenue, 20th Floor

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ ] Yes [X] No

Item 1.	Exact name of registrant.

Weiss Strategic Interval Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Delaware; September 5, 2017

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Statutory Trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).

Management company

Item 5.	If registrant is management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company.

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Registrant intends to register as a “diversified” company.

Item 6.	Name and address of each investment adviser of registrant.

Registrant has not yet engaged an investment adviser.

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The name and address of the initial Trustee is:

Jay Tucker

Weiss Strategic Interval Fund

320 Park Avenue, 20th Floor

New York, New York 10022

Item 8.	If registrant is an unincorporated investment company not having a board of directors: (a) state the name and address of each sponsor of registrant; (b) state the name and address of each officer and director of each sponsor of registrant; and (c) state the name and address of each trustee and each custodian of registrant.

Not applicable.

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper), and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10.	State the current value of registrant’s total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 3rd day of October, 2017.

Weiss Strategic Interval Fund (REGISTRANT)

By:	/s/ Jeffrey Dillabough
Name:	Jeffrey Dillabough
Title:	Secretary

Attest:

/s/ Keven Beach
Name: Keven Beach
Title: Compliance